FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2003
                                04 November 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Directorate Change released on 03 November, 2003



  3 November 2003

                         BSKYB ANNOUNCES BOARD CHANGES


-  James Murdoch appointed Chief Executive Officer

-  Lord Rothschild appointed Deputy Chairman

-  Allan Leighton to become Chairman of Audit Committee

- A further additional Independent Non-Executive Director will be appointed


James Murdoch appointed Chief Executive Officer

The Board of British Sky Broadcasting Group plc ("BSkyB") today announced the appointment of James Murdoch as Chief Executive Officer. He will replace outgoing Chief Executive Tony Ball, effective 4 November 2003. Mr Ball will also resign as a director of the company with effect from 4 November 2003.

James Murdoch was appointed following the unanimous recommendation of a four-member Nomination Committee of non-executive Board members. The Committee was supported by the Executive Search firm Spencer Stuart.

The directors affiliated to News Corporation voluntarily decided not to exercise their votes in the Board resolution to appoint a new Chief Executive Officer. The independent non-executive directors unanimously endorsed the recommendation of the Nomination Committee.

James Murdoch will be resigning from the Boards of both the News Corporation Ltd and NDS Group plc immediately.

Lord Rothschild appointed Deputy Chairman

The Board has invited Lord Jacob Rothschild to join the Board and to fill the new role of non-executive Deputy Chairman and is delighted that he has accepted. He will take up the post on 17 November 2003.

Board Committee

The Board also announced today the appointment of Allan Leighton as Chairman of the Audit Committee. He will take up this position upon the retirement from the Board of the Committee's current Chairman, Philip Bowman, after the company's AGM on 14 November.

New Independent Non-Executive Director

Following Philip Bowman's retirement from the Board, the Board has instigated a search for a new independent non-executive director.

The Nomination Committee said: "After a rigorous search and nomination process, we are pleased, having considered a wide group of excellent candidates, to have found in James Murdoch a candidate in whom we are unanimously confident can lead Sky forward to greater success."

Rupert Murdoch, Chairman of BSkyB, said: " The Board and I are pleased that the Nomination Committee has completed its task and it is unanimous in its conviction that James is the right man for this job. He follows a series of successful Chief Executives - Sam Chisholm, Mark Booth and Tony Ball. I feel confident that James will carry on their work and continue the company's success. It is a mark of BSkyB's stature that the Board has been able to attract a man of Lord Rothschild's calibre and we are delighted that he has accepted the post of Deputy Chairman. I would also like to thank Allan Leighton for taking on his new role - adding further to his significant contribution to the company since joining the Board in 1999."

James Murdoch said: "Sky is one of a very small group of Britain's great new industrial companies. It is a world leader in multichannel television and an innovative business which has, since its inception, been at the forefront in technological and creative advance. It is a privilege to have the opportunity to play a part in the company's future. I particularly look forward to working with the people at Sky who have played such a key role in its success, and to working for all the shareholders to deliver even greater value."

Tony Ball said: "Sky is a fantastic company and I have greatly enjoyed leading it. I am pleased that the Board has chosen James to succeed me. James is an outstanding executive whom I know has the ability and drive to take the company forward and I wish him all the best in his new role."

                                   - ends -

For further information please contact at BSkyB:

Press and Media

Julian Eccles on 020 7705 3267
Robert Fraser on 020 7705 3036

Analysts and Investors

Neil Chugani on 020 7705 3837
Andrew Griffith on 020 7705 3118

At Finsbury Group

Roland Rudd or James Leviton on 020 7251 3801


Notes to Editors

Spencer Stuart

Jan Hall, Partner of Spencer Stuart said: "Spencer Stuart undertook a rigorous and independent search process to find a new CEO for BSkyB. We looked at a large number of possible candidates worldwide. We short-listed seven candidates whom the Nominations Committee interviewed and from amongst whom they were able to make their recommendation to the board. The list included three highly qualified external CEOs and four internal candidates including James Murdoch."

James Murdoch

James Murdoch, 30, was appointed Chairman and Chief Executive Officer of STAR, News Corporation's Asian satellite television and multi-media service, in May 2000. He became a Director of News Corporation in December 2000 and joined the Board of BSkyB in February 2003.

Prior to his appointment at STAR, Mr. Murdoch served as Executive Vice President of News Corporation in New York, where he was responsible for various interactive media ventures and corporate development projects.

Lord Rothschild OM GBE FBA

Jacob Rothschild was given a First Class Honours degree at Christ Church, Oxford University and then joined the family bank N.M. Rothschild & Sons. He subsequently ran the corporate finance department and became chairman of the executive committee before leaving N.M Rothschild & Sons in 1980 to develop the Rothschild Investment Trust (RIT) and his independent interests in the financial sector.

Since leaving N.M. Rothschild & Sons, Lord Rothschild has established an independent private equity and venture capital investment business. He was one of the two founder shareholders of Global Asset Management, the successful asset management company which has recently been sold to the Union Bank of Switzerland. Sir Mark Weinberg and he together founded J Rothschild Assurance which is now part of St James' Place Capital. Lord Rothschild is now chairman of RIT Capital Partners plc (the successor company to RIT) and Five Arrows Limited.

In addition to his career in the world of finance, he has been involved in philanthropy and public service including the arts and heritage fields.

                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 04 November, 2003                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary